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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 4, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Launches Wireless High Speed Internet Access Service
in Richmond, British Columbia

Service Provides Simple, Cost Effective Fixed And Mobile Internet Access
For Small Office and Teleworking Applications

Broadband Wireless Access Service Next Step in Delivering on
Allstream's Business IP Solution Portfolio

TORONTO, ON — March 4, 2004 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), Canada's largest alternative communication solutions provider, today announced the launch of its first wireless High Speed Internet Access service for business customers in Richmond, British Columbia. The service is the next step in delivering on Allstream's overall Business IP strategy and solution portfolio. The service provides business customers with the unique benefits of fixed wireless access and cost effective "always on" access to the Internet.

This new service is the result of a venture between Allstream, Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC to develop a Multipoint Communications system (MCS) network. Allstream is purchasing wholesale wireless access technology for "last mile" connectivity and has created a business high speed wireless offering to be included in its Connectivity Internet Access Portfolio.

Allstream's wireless high speed Internet access service offers the benefits of high speed, ease-of-use and portability, using advanced non-line-of-sight technology provided to the venture by NextNet® Wireless, Inc. Allstream's service delivers download speeds of up to 2.1 Mbps as well as the convenience of portable, plug-and-play customer premise equipment. The new network operates across 60 MHz of Inukshuk's licensed MCS spectrum, thereby offering customers the security, reliability and predictability of wireless systems that are able to use exclusively licensed spectrum bands.

Because of its low cost and simple configuration, the wireless High Speed Internet Access service will primarily be targeted for small office and teleworking applications, as well as for enterprises with remote branch locations.

Allstream's wireless High Speed Internet Access service delivers all the benefits of a large enterprise Internet solution to small businesses:

  •
  Cost-effective wireless high speed Internet access with download speeds of up to 2.1 Mbps at a price of $59.95 per month;

  •
  Ease of installation — simple plug n' play;

  •
  Reliability of service based on non-line-of-sight technology using only licensed spectrum;

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  Portability — offers a broad coverage area;

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  Mobility — bundled with a global roaming Internet account. Provides access from over 35,000 wireline and 6,000 Wi-Fi access points.

"This service is the first of several new services Allstream will be launching using a proven and reliable broadband wireless access technology," said John McLennan, Vice Chairman and Chief Executive Officer, Allstream. "The wireless offering speaks to our aggressive IP strategy and our objective to utilize disruptive technologies to serve our customers better. This offering is a key driver in the ability to expand our network reach to an important market segment at the right price point. In fact, a number of customers have already signed up for our service in Richmond."

Allstream's new wireless offering demonstrates the company's commitment to enhancing its overall IP network and services. Since 2000, Allstream has been a leader in offering Business IP services, launching the first national MPLS service in Canada. Last November, Allstream significantly enhanced its IP solutions portfolio with the new Dynamic Class of Service — offering four different classes of services that prioritizes traffic over a single network.

Initial deployment of the new wireless high speed Internet access service will take place in two Canadian markets. The first market is Richmond, British Columbia. Through this initial deployment, Allstream intends to validate the technical design and assess general market acceptance of this new access service as it continues to work with the venture on enhancements and future offerings. A second Canadian deployment will take place in the coming weeks with a broader national product roll-out anticipated to be implemented in the coming months.

Some key customer features of this innovative offering include:

  •
  Download speeds of up to 2.1 Mpbs;

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  Customer premise equipment with wireless modem;

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  One Dynamic IP address;

  •
  Domain name hosting;

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  5 domain email boxes;

  •
  Unlimited monthly data transfer;

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  Compatibility with industry leading operating systems;

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  VPN compatibility;

  •
  Global roaming access;

  •
  Web-based account management tools;

  •
  Service level guarantee of 99.7 per cent availability.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream, (416) 345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, Allstream, (416) 345-3125, brock.robertson@allstream.com
Dan Coombes, Allstream, (416) 345-2326, dan.coombes@allstream.com

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SIGNATURES